We consent to the incorporation by reference into the Amendment No. 1 to Registration Statement on Form F-10 (the "Form F-10/A") of Cybin Inc. (the "Company") being filed with the United States Securities and Exchange Commission, and any amendments thereto, of our report, dated June 27, 2023, on the consolidated statements of financial position of the Company as of March 31, 2023 and 2022, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. We also consent to the reference to us under the caption "Auditors, Transfer Agent and Registrar" in the short-form base shelf prospectus contained in the Form F-10/A.

/s/ Zeifmans LLP
Toronto, Canada August 17, 2023	Chartered Professional Accountants Licensed Public Accountants

201 Bridgeland Avenue | Toronto Ontario | M6A 1Y7 | Canada	zeifmans.ca T: 416.256.4000